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                                                                  EXHIBIT 99.1

                           [REXENE CORPORATION LOGO]

                                                      CONTACT: Neil J. Devroy

                                                                 214-450-9101

                REXENE REJECTS HUNTSMAN UNSOLICITED TAKEOVER BID

        Dallas, TX -- July 22, 1996 -- Rexene Corporation (NYSE: RXN) announced today that its Board of Directors unanimously has determined to reject an unsolicited acquisition proposal by Huntsman as not being in the best interest of Rexene and its shareholders.

        Andrew Smith, Rexene's Chairman and Chief Executive Officer, said that the Board considered a wide range of factors, including the historical and present market valuation of the Company's common stock, the present condition of the commodity chemical industry and the Company's future prospects in reaching its conclusions. "The Board has determined that this is not a propitious time to engage in this type of a transaction," said Mr. Smith. "Huntsman's proposal appears to represent a unilateral attempt to acquire Rexene in a transaction that is harmful to the best interest of Rexene's shareholders and customers and that only benefits Huntsman.



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        "The Company's financial performance has not yet begun to reflect the substantial benefits expected from our capital expenditure program and we believe the Company and its shareholders will be far better served by continuing our current strategic plan to create shareholder value as an independent public company" Mr. Smith said. "We believe that implementing our long-term strategic plan beginning with the introduction of REXflex(R) polymers in the fourth quarter this year and culminating with the start-up in 1998 of the first 'compact process' linear low density polyethylene plant in the United States will realize a far greater financial return to our shareholders than the Huntsman offer."

        The Board's decision followed a meeting at which the directors received and considered a report by the Company's financial advisor, Schroder Wertheim.

        Rexene Corporation, through its Rexene Products and CT Film divisions, manufactures thermoplastic resins and plastic film. Headquartered in Dallas, Texas, the Company has manufacturing facilities in Texas, Wisconsin, Georgia, Delaware, Utah and in England.




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